Exhibit 99.1

WNS Announces CFO Transition

NEW YORK, LONDON and MUMBAI, April 25, 2024 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global digital-led Business Process Management (BPM) solutions, announced today that Arijit Sen, the company’s Corporate Financial Controller, has been appointed Chief Financial Officer (CFO) effective July 25, 2024, succeeding Sanjay Puria who has chosen to step down for family reasons. Sanjay will remain with WNS in an advisory role until April 24, 2025 to help ensure a seamless transition.

“On behalf of the entire team, I would like to thank Sanjay for his 14 years of dedication and leadership during his tenure at WNS. Sanjay has been instrumental in driving strong financial rigor and operational excellence across the organization while helping enable the company’s growth and success,” said Keshav R. Murugesh, CEO, WNS.

Arijit Sen joined the WNS finance team 15 years ago, and during his tenure has managed each of the company’s corporate finance functions including Treasury, FP&A, M&A, Tax, and Controllership. Prior to joining WNS, Arijit worked at Accenture as a management consultant in corporate strategy and business transformation. Arijit has an MBA from The Indian Institute of Management Calcutta, and a bachelor’s degree from St. Stephen’s College in New Delhi.

“Arijit brings strong financial and business acumen, a demonstrated track record of leadership, and a deep understanding of both WNS and the BPM industry to the CFO role. We are confident that Arijit is ready for this next step and will help lead WNS into the future.” We are confident that Arijit is ready for this next step and will help lead WNS into the future,” added Keshav.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 600 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2024, WNS had 60,125 professionals across 65 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram EVP & Global Head–Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com